FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces New Assignments of Directors

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 28, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Announces New Assignments of Directors
OSAKA, Japan, June 28, 2023 – Takeda (TSE:4502/NYSE:TAK) has announced new assignments of Directors, determined at the Board of Directors meeting, following the 147th Ordinary Meeting of Shareholders, held in Osaka today.

Takeda's Board of Directors has 12 members serving as External Directors out of a total of 15 members, helping to ensure transparency and objectivity. External Director Masami Iijima will continue to chair the Board of Directors. The Audit Committee, the Nominating Committee and the Compensation Committee will be composed solely of External Directors including their chairs.

Takeda highly values strong, independent governance and its Board of Directors helps to ensure that all decisions and actions are in the best interests of global stakeholders and aligned with the company’s values. This robust corporate governance model has been, and will continue to be, critical to Takeda's success.

Details of the new assignments are as follows:

1. New Assignment of Directors Who Are Not Audit and Supervisory Committee Members (Effective June 28, 2023)

Name	Category		Role
Christophe Weber	Internal	Existing	Representative Director, President & Chief Executive Officer
Andrew Plump	Internal	Existing	Director, President, Research & Development
Constantine Saroukos	Internal	Existing	Director, Chief Financial Officer
Masami Iijima	External	Existing	External Director, Chair of the Board Meeting
Olivier Bohuon	External	Existing	External Director
Jean-Luc Butel	External	Existing	External Director
Ian Clark	External	Existing	External Director
Steven Gillis	External	Existing	External Director
John Maraganore	External	Existing	External Director
Michel Orsinger	External	Existing	External Director
Miki Tsukasa	External	New	External Director

2. Directors Who Are Audit and Supervisory Committee Members

Name	Role
Koji Hatsukawa	External Director, Head of Audit and Supervisory Committee
Yoshiaki Fujimori	External Director, Audit and Supervisory Committee Member
Emiko Higashi	External Director, Audit and Supervisory Committee Member
Kimberly A. Reed	External Director, Audit and Supervisory Committee Member

Directors who are Audit and Supervisory Committee Members are within their 2-year tenure and were not subjects for reelection this year.

3. New Assignment of Nomination Committee and Compensation Committee Members (Effective June 28, 2023)

Nomination committee:
Masami Iijima (Chairperson), Jean-Luc Butel, Steven Gillis, Michel Orsinger, and Yoshiaki Fujimori
(Observer: Christophe Weber)

Compensation committee:
Emiko Higashi (Chairperson), Olivier Bohuon, Ian Clark, and Michel Orsinger

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Media Contacts:
Japanese Media
Jun Saito
jun.saito@takeda.com

U.S. and International Media
Megan Ostrower
megan.ostrower@takeda.com
+1 772-559-4924

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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